UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BEHRINGER HARVARD REIT I, INC.

(Name of Subject Company)

BEHRINGER HARVARD REIT I, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Telisa Webb Schelin, Esq.

Senior Vice President — Legal, General Counsel and Secretary

Behringer Harvard REIT I, Inc.
17300 Dallas Parkway, Suite 1010
Dallas, Texas  75248
(866) 655-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive, Suite 2800

Chicago, Illinois  60601

(312) 527-4000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Bidders”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.0001 per share (the “Common Stock”), of Behringer Harvard REIT I, Inc., a Maryland corporation (the “Company”), at a price equal to $1.80 per share (the “Offer Price”), upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Bidders on February 23, 2012 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).

As discussed below, the board of directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Tender Offer.

Item 1.                                                         Subject Company Information.

The subject company’s name and the address and telephone number of its principal executive office is as follows:

Behringer Harvard REIT I, Inc.

17300 Dallas Parkway, Suite 1010

Dallas, Texas  75248

(866) 655-3600.

This Schedule 14D-9 relates to the Common Stock, of which there were 297,729,965 shares of Common Stock outstanding as of February 23, 2012.

Item 2.                                                         Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase up to 1,000,000 outstanding shares of Common Stock at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Schedule TO.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on April 13, 2012.

According to the Schedule TO, the Bidders’ business address and telephone number is 1000 2nd Ave, Ste. 3950, Seattle, WA 98104-1075, (206) 340-2280.

Item 3.                                                         Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (1) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (2) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Directors’ Compensation,” “Compensation of Executive Officers,” “2005 Incentive Award Plan,” “Securities Authorized for Issuance under Equity Compensation Plans,” “Ownership of Equity Securities” and “Certain Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 1, 2011 (the “Proxy Statement”), which information is incorporated herein by reference.  The Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4.                                                         The Solicitation or Recommendation.

(a)           Solicitation or Recommendation.

The Board of Directors, together with the Company’s advisor, Behringer Advisors, LLC, have thoroughly and carefully reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares of Common Stock for purchase by the Bidders pursuant to the Tender Offer.

In making its recommendation, the Board of Directors acknowledges that each Stockholder must evaluate whether to tender his shares of Common Stock to the Bidders pursuant to the Tender Offer and that an individual Stockholder may determine to tender based on, among other things, his individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his shares of Common Stock to the Bidders pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors has the right to amend, suspend or terminate the Company’s share redemption program at any time, and that program is suspended currently so as to preclude redemptions by the Company except under certain limited circumstances (for example, death, disability or confinement to a long-term care facility), and (b) the Board of Directors makes no assurances with respect to (1) future distributions (which are generally set monthly and can change from month to month) or (2) the timing of a liquidity event for the Stockholders.

(b)           Reasons for the Recommendation.

In reaching its conclusions and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Tender Offer; (2) consulted with the Company’s advisor; (3) considered other information relating to the Company’s historical financial performance, assets and future prospects and opportunities; and (4) evaluated various relevant and material factors in light of the knowledge of the directors of the Company’s business, financial condition, portfolio of assets and future prospects.

Reasons that the Board of Directors believes the Tender Offer is not in the best interests of the Stockholders include the following:

•                                          The Board of Directors believes that the Offer Price is less than the current and potential long-term value of the shares of Common Stock, which belief is based on, among other things, the $4.64 estimated per share value of the Common Stock, as announced in the Company’s Current Report on Form 8-K dated December 28, 2011 (the “2011 Valuation”), which is $2.84 per share (157%) higher than the Offer Price.  The Company and the Board of Directors have not formally updated this estimate and do not intend to do so until December 2012.  The Board of Directors also noted that, because the Company is an unlisted REIT, there is a limited market for the Common Stock and there can be no certainty regarding the long-term value of the Common Stock  because the value is dependent on a number of factors that may be difficult to predict and may be outside of the Company’s control, including future economic conditions and the other factors referenced in Item 8 — “Additional Information.”

•                                          The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase shares of Common Stock at a low price and make a profit for themselves, thereby depriving the Stockholders who tender shares of the potential opportunity to realize the long-term value of their investment in the Company. In this regard, the Board of Directors noted that the Bidders state in their Schedule TO that:

•                  the Bidders are seeking to acquire the shares “for investment purposes”;

•                  the Bidders determined their Offer Price by applying a discount to the Company’s estimated per share value of the Common Stock;

•                  the Bidders believe that the Common Stock is worth more than the Offer Price; and

•                  the Bidders note that shares of Common Stock have been traded in the secondary market at “$2.35-$3.00 during the Winter 2012” and at “$2.40-$2.95 per Unit in Nov./Dec. 2011, respectively,” which are prices that range from $1.20 higher (approximately 67% higher) to $0.55 higher (approximately 30% higher) than the Offer Price.

•                                          Effective since May 2010, the declared distribution rate has been equal to a monthly amount of $0.0083 per share of Common Stock, which is equivalent to an annual distribution rate of 2.2% based on the 2011 Valuation and 5.5% per share based on the Bidders’ Offer Price.  Although the Board of Directors cannot provide any guarantee that the Company will maintain any particular rate of distributions or pay any distributions in the future, Stockholders who choose to participate in the Tender Offer by selling their shares to the Bidders will lose the right to receive any future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Stockholders.

(c)           Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders.  However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.                                                         Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6.                                                         Interest in Securities of the Subject Company.

During the past sixty days prior to the filing of this Schedule 14D-9, no transactions with respect to shares of Common Stock have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Charles G. Dannis	01/04/12	Purchase through Distribution Reinvestment Plan (“DRP”)	5	$4.64
Robert M. Behringer	01/04/12	Purchase through DRP	8
Company	01/04/12	Issuance pursuant to DRP	237,140	$4.64
Company	01/31/12	Repurchases pursuant to Share Redemption Program*	220,667	$4.64
Charles G. Dannis	02/01/12	Purchase through DRP	5	$4.64
Robert M. Behringer	02/01/12	Purchase through DPR	8
Company	02/01/12	Issuance pursuant to DRP	237,050	$4.64

*Redemptions were approved by the Company’s Board of Directors in February but are effective as of January 31, 2012.

Item 7.                                                         Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken, and is not engaged in, any negotiations in response to the Tender Offer which relate to: (1) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.                                                         Additional Information.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements include discussion and analysis of the financial condition of the Company and its subsidiaries, including, the value of the Company’s assets, the amount and timing of anticipated future cash distributions to the Stockholders and other matters.  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions can be used to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the Company’s management based on their knowledge and understanding of the Company’s business, the real estate industry and the economy generally.  These statements are not guarantees of future performance, and the Company cautions Stockholders not to place undue reliance on forward-looking statements.  Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 8, 2011 (which is incorporated into this Item 8 disclosure by reference) and the Quarterly Reports on Form 10-Q filed by the Company with the SEC on May 9, 2011, August 8, 2011 and November 10, 2011, respectively (which are incorporated into this Item 8 disclosure by reference), and the factors described below:

•                                          market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which the Company’s properties are located;

•                                          the Company’s ability to renew expiring leases and lease vacant spaces at favorable rates or at all;

•                                          the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business;

•                                          the availability of cash flow from operating activities to fund distributions and capital expenditures;

•                                          the Company’s ability to raise capital in the future by issuing additional equity or debt securities, selling its assets or otherwise to fund future capital needs;

•                                          the Company’s ability to strategically dispose of assets on favorable terms;

•                                          the Company’s level of debt and the terms and limitations imposed on the Company by its debt agreements;

•                                          the Company’s ability to retain certain executive officers and other key personnel of its advisor, its property manager and their affiliates;

•                                          conflicts of interest arising out of the Company’s relationships with its advisor and the advisor’s affiliates;

•                                          changes in the level of financial assistance or support provided by the Company’s sponsor or its affiliates;

•                                          unfavorable changes in laws or regulations impacting the Company’s business or the Company’s assets; and

•                                          factors that could affect the Company’s ability to qualify as a real estate investment trust.

Forward-looking statements in this Schedule 14D-9 reflect the views of the Company’s management only as of the date of this Schedule 14D-9, and may ultimately prove to be incorrect or false.  Except as required by applicable securities laws, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Item 9.                                                         Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Communication from the Company to the Stockholders, dated February 24, 2012

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2011 (1)

(1) The sections of the Company’s Definitive Proxy Statement specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 2012

By:	/s/ Telisa Webb Schelin
Name:	Telisa Webb Schelin
Title:	Senior Vice President — Legal, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Communication from the Company to the Stockholders, dated February 24, 2012

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2011 (1)

(1) The sections of the Company’s Definitive Proxy Statement specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2011.